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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date
September 10, 2004

ZEOLITE MINING CORPORATION
 (Exact name of registrant as specified in its charter)

Nevada
 (State or other jurisdiction of incorporation)

000-50120	None
(Commission File No.)	(IRS Employer ID)

#16 - 6211 Boundary Drive West
Surrey, British Columbia
Canada V3X 3G7
 (Address of principal executive offices and zip code)

(604) 731-7040
 (Registrant's telephone number, including area code)

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On August 12, 2004, Zeolite Mining Corporation, ("Zeolite") entered into a Stock Exchange Agreement and Plan of Reorganization (the "Agreement") with its principal shareholders, Alan Brandys ("Brandys') and Douglas Hopper ("Hopper") collectively the "Zeolite Shareholders"; Global National Communications Corporation, a British Virgin Island corporation ("Global"); and, all of the shareholders of Global ("Global Shareholders") wherein Zeolite agreed to issue to the Global Shareholders 9,800,000 restricted shares of common stock in exchange for all of the issued and outstanding shares of Global owned by the Global Shareholders. Currently there are 6,138,000 Zeolite shares of common stock outstanding.

Further, Zeolite will issue 1,450,000 restricted shares of common stock to Yarek Bartoz; 1,300,000 restricted shares of common stock to Lucky Ocean Group Ltd.; 1,000,000 shares of common stock to Maple Leaf Enterprises; and, 312,000 restricted shares of common stock to Wilfred Yu (collectively that "Investor Shareholders"). 500,000 of the shares issued to the Investor Shareholders will be placed in escrow. The 500,000 shares will be released to the Investor Shareholders if Zeolite, through the efforts of the Investor Shareholders, obtains a commitment for qualified financing within 60 days of Closing. Qualified financing means a cash investment of at least $2,000,000 in Zeolite in consideration of common stock or preferred stock to be issued by Zeolite with a minimum price per share of $1.00. In the event that Investor Shareholders do not obtain a commitment for at least $2,000,000 within 60 days of Closing, then Global Shareholders will receive the 500,000 escrowed shares in consideration of $1.00.

In addition, Brandys and Hopper will return 5,000,0000 Zeolite shares of common stock owned by them to the Zeolite treasury and the shares will be cancelled.

After the exchange is completed, assuming Brandys and Hopper return their 5,000,000 shares of common stock to Zeolite; the shares are issued to the Investor Shareholders; and 9,800,000 shares are issued to Global Shareholders, there will be 15,000,000 shares of Zeolite's common stock outstanding. 1,138,000 shares will be free trading and 13,862,000 shares will be restricted securities as that term is defined in Rule 144 of the Securities Act of 1933, as amended.

At closing Brandys will be replaced as president, principal executive officer, treasurer, principal accounting officer, and principal financial officer and Wang Hanqing will be appointed president and chief executive officer and Wu Wenbin will be appointed treasurer and chief financial officer. Also, Hopper will be replaced by Peng Xiaoyan as secretary.

Further, subject to mailing this report and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934, Brandys and Hopper will resign as directors of Zeolite and Wang Hanqing, Wu Wenbin, Peng Xiaoyan and Charles Shao will be appointed to the board of directors to replace Brandys and Hopper.

Closing of the transaction is expected to occur one business day following the completion of the conditions contained in Article V of the Agreement, but in no event later than September 30, 2004.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

  There is currently one class of voting securities of Zeolite entitled to be voted at the meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 6,138,000 shares of common stock outstanding. Assuming Brandys and Hopper return 5,000,000 shares of common stock to Zeolite, there will be 1,138,000 shares of common stock outstanding. Each share is entitled to one vote.

  Security ownership of certain beneficial owners - The following sets forth as of September 8, 2004, persons owning more than 5% of the common stock of Zeolite:

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	of Ownership	Percent of Class

Common Stock	Alan Brandys	2,500,000	40.73%
	2272 W. Seventh Ave.	Direct
	Suite 318
	Vancouver, B.C.
	Canada V6K 1Y2

Common Stock	Douglas Hopper	2,500,000	40.73%
	2272 W. Seventh Ave.	Direct
	Suite 318
	Vancouver, B.C.
	Canada V6K 1Y2

  Assuming Brandys and Hopper return 5,000,0000 shares of common stock to Zeolite, and the sshare exchange is completed, the following will be persons owning more than 5% of the common stock of Zeolite:

	Name and Address of	Amount and nature	Percent of
Title of Class	Beneficial Owner	of Ownership[1]	class

Common Stock	Yarek Bartoz	1,450,000	9.67%
		Direct

Common Stock	Lucky Ocean Group Ltd.	1,300,000	8.67%
	12th Floor	Direct
	Ruttonjee House
	11 Duddell Street
	Central, Hong Kong

Common Stock	Maple Leaf Enterprises	1,000,000	6.67%
	70 Panorama Hills Grove N.W.	Direct
	Calgary, Alberta
	Canada T3K 4S1

Common Stock	Wang Hanqing	4,998,000	33.32%
	2nd Floor, Hang Tian Wei Building	Direct
	Road No. 2, North Part of Gaoxin
	Park District, Shenzhen, PRC

Common Stock	Peng Xiaoyan	2,254,000	15.03%
	2nd Floor, Hang Tian Wei Building	Direct
	Road No. 2, North Part of Gaoxin
	Park District, Shenzhen, PRC

Common Stock	Wu Wenbin	980,000	6.53%
	2nd Floor, Hang Tian Wei Building	Direct
	Road No. 2, North Part of Gaoxin
	Park District, Shenzhen, PRC

[1]     includes 500,000 shares of common stock to be held in escrow that may be delivered to Global Shareholders.

  Security ownership of management - The following sets forth as of September 3, 2004, all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group. As of September 3, 2004 there are 6,138,000 shares of common stock outstanding:

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class

Common Stock	Alan Brandys	President, Principal Executive	2,500,000	40.73%
		Officer, Treasurer, Principal	Direct
		Financial Officer, and Director

Common Stock	Douglas Hopper	Secretary and Director	2,500,000	40.73%
			Direct

Common Stock	Wang Hanqing	President, Chief Executive	-0-	0.00%
		Officer and Director Nominee	Direct

Common Stock	Wu Wenbin	Treasurer, Chief Financial	-0-	0.00%
		Officer and Director Nominee	Direct

Common Stock	Peng Xiaoyan	Secretary and Director	-0-	0.00%
		Nominee	Direct

Common Stock	Charles Shao	Director Nominee	-0-	0%
			Direct

All current officers			-0-	81.46%
and directors as a			Direct
group (4 persons)

The following sets forth all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group assuming the share exchange has been completed; Brandys and Hopper have been replaced as officers and directors; Brandys and Hopper have returned their 5,000,000 shares to the Company treasury; and the Shareholder Investors have been issued 4,062,000 shares of common stock or a total of 15,000, 000 shares of common stock are outstanding.

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class [4]

Common Stock	Alan Brandys	President, Principal Executive	-0-	0.00%
		Officer, Treasurer, Principal	Direct
		Financial Officer and Director
		RESIGNED

Common Stock	Douglas Hopper	Secretary and Director	-0-	0.00%
		RESIGNED	Direct

Common Stock	Wang Hanqing	President, Chief Executive	4,998,000	33.32%
		Officer and Director

Common Stock	Wu Wenbin	Treasurer, Chief Financial	2,254,000	15.03%
		Officer and Director

Common Stock	Peng Xiaoyan	Secretary and Director	980,000	6.53%

Common Stock	Charles Shao	Director	-0-	0%

All officers and				54.88%
directors as a group
(4 persons)

  There are no arrangements, known to Zeolite, including any pledge by any person of securities of Zeolite, the operation of which may at a subsequent date result in a change in control of Zeolite other than the return of the 5,000,000 shares of common stock owned by Messrs. Brandys and Hopper; the issuance of 4,062,000 shares to the Investor Shareholders; and the issuance of 9,800,000 shares of common stock in connection with the share exchange described above.

  The transaction referred to herein occurred since the beginning of its last fiscal year. The names of the persons who acquired control are Wang Hangqing, the source of the consideration was Global shares; the basis of control is his prospective 33.32% ownership of all the outstanding shares of common stock of Zeolite; Peng Xiaoyan, the source of the consideration was Global shares; the basis of control is her prospective 15.03% ownership of all of the outstanding shares of common stock of Zeolite; Wu Wenbin, the source of the consideration was Global shares; the basis of control is his 6.53% ownership of all of the outstanding shares of common stock of Zeolite; Yarek Bartosz, the source of consideration is consulting services to be rendered to Zeolite and the basis of control is his prospective 9.67% ownership of all of the outstanding shares of common stock of Zeolite; Lucky Ocean Group Ltd., the consideration is consulting services to be rendered to Zeolite; the basis of control is its prospective 8.67% ownership of all of the outstanding shares of common stock of Zeolite; Maple Leaf Enterprises, the consideration is consulting services to be rendered to Zeolite; the basis of control is its prospective 6.67% ownership of all of the outstanding shares of common stock of Zeolite. The aforementioned will control 92.4% of the outstanding shares of Zeolite's common stock; they hold such shares for their own benefit. Assuming Brandys and Hopper return 5,000,000 shares of common stock to Zeolite, 16 shareholders of Global will own 9,138,000 restricted shares of common stock and will control 65.33% of the total outstanding shares of common stock; they hold such shares for their own benefit.

  No officer, director or affiliate of Zeolite, or any owner of 5% or more of the common stock of Zeolite, or any associate of any such officer, director, affiliate or Zeolite or security holder is a party adverse to Zeolite or has a material interest adverse to Zeolite. Zeolite has no subsidiaries.

  The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Officers and Directors

Alan Brandys has been Zeolite's president, chief executive officer, treasurer, chief financial officer and a member of our board of directors since inception on October 5, 2000.

Since May 2001, Mr. Brandys has been president, treasurer and a director of Zeolite Exploration Company, an exploration company located in Vancouver, British Columbia. Since March 1994, Mr. Brandys has been self-employed as a financial consultant. Since October 1997, Mr. Brandys has been a director of Canica Mineral Development Inc., a British Columbia corporation located in Vancouver. Canica Mineral is engaged in the business of exploration. From April 1994 to April 1998, Mr. Brandys was a development consultant for Miranda Incorporated, an oil and gas corporation located in Independence, Kansas. Mr. Brandys was a co-founder and from March 1993 to May 1998, a director of Autotech Protection Systems Inc. located in Edmonton, Alberta, Canada. Autotech Protection was engaged in the business of car detailing for new car dealers. From June 1988 to July 1990, Mr. Brandys was vice president of marketing of Telesis Corporation Inc., Edmonton, Alberta, Canada. Telesis Corporation was engaged in the business of manufacturing environmental safe properties. From January 1983 to April 1988, Mr. Brandys was senior stockbroker at First Commonwealth Securities Corporation, Edmonton, Alberta, Canada. From January 1981 to January 1983, Mr. Brandys was Director of Technology at Caribou Hydrocarbon Products Ltd., Vancouver,

British Columbia. Caribou Hydrocarbon Products was engaged in the extraction of byproducts from wood chips. Mr. Brandys holds a Master of Business Administration degree from the University of British Columbia and a Bachelor of Science degree in biology from the University of British Columbia.

Douglas Hopper has been Zeolite's secretary and a member of our board of directors since inception on October 5, 2000.

Since May 2001, Mr. Hopper has been secretary and a director of Zeolite Exploration Company, an exploration company located in Vancouver, British Columbia. Since January 1991, Mr. Hopper has been prospecting for zeolite, platinoids, copper and gold. Mr. Hopper will devote 25% of his time to our operation. Mr. Hopper was previously employed by Kennecot Mining in Houston, British Columbia from February 1969 to June 1971 and Falconbidge Mining, Sudbury, Ontario from March 1963 to April 1964. While at Kennecot, Mr. Hopper was employed as a mining technologist. His duties included logging core, soil sampling, surveying, and supervision of diamond drilling. While at Falconbridge, Mr. Hopper was employed as a mining technologist. His duties included logging and drilling core, taking metallurgical samples, and ore body calculation. Mr. Hopper holds a degree in Mining Technology from Haileybury Mining School, Haileybury, Ontario, Canada (1966). Mr. Hopper's technical expertise is derived from his on-the-job experience. He has no formal training in the area of mineral exploration.

Director Nominees

Wang Hanqing, male, Chinese, was born on November 2th 1963 and graduated from EE Department of Tsinghua University in 1985. With outstanding academic achievement, he joined Shenzhen Development Technology Co., Ltd. in the same year and worked until May, 1998, holding the positions including technical and engineering manager, planning manager and director of cooperation workshop in succession being responsible for product testing, personnel management and marketing as well. The company's business scope covers the manufacture, sale and R&D of electronic products. (Business location: Shenzhen, China). In 1998, he founded Shenzhen Guonuo Industrial Co., Ltd and from then till now acts as its general manager and director with responsibility for overall management and planning. (Business location: Shenzhen, China).

Wu Wenbin, male, Chinese, was born on October 8th, 1962 with a MBA degree. July 1982, he graduated from Zhengzhou College of Aeronautics. (Location: Zhengzhou, China). After graduation, from July 1982 to September 1985 he acted as the teaching assistant for the accounting class in the same college. (Location: Zhengzhou, China). During the period from September 1985 to July 1987, he majored in law in Nanjing College of Aeronautics. (Location: Nanjing, China). From July 1987 to September 1993, he worked as the lecturer teaching accounting class in the Zhengzhou College of Aeronautics. (Location: Zhengzhou, China). From October 1993 to July 1997, he worked as the financial manager in the Shenzhen Guangxia Industrial Company whose business scope covers the manufacture of Videotape and VCD compact disc. (Business location: Shenzhen, China). From August 1997 to February 2000, he acted as the deputy general manager and the director of the Jiangxi

Xinyu Yugang Industrial Co., Ltd with responsibility for marketing and finance. The company engages in the textile export and tourism. (Business location: Jiangxi, China). From March 2000 to August 2001, he worked as the financial controller in the Shenzhen Sannuo Electronic Co., Ltd whose business scope covers the manufacture of musical box, cursor mouse, keyboard and other external fittings of computer. (Business location: Shenzhen, China). From November 2001 to June 2003, he studied the course of business administration of the Queens University of Brighton while in service and got the MBA degree. From October 2001 till now, he works as the financial controller in Shenzhen Guonuo Industrial Co., Ltd., and now the director of GNCC being responsible for the Company's marketing, finance and listing. (Business location: Shenzhen, China).

Peng Xiaoyan, female, Chinese, was born on November 12th 1965,and graduated from Enterprise Management Department of Xiamen University in 1991. From March 1986 to September 1991, she acted as an administration supervisor in Shenzhen Development Technology Co., Ltd being responsible for personnel management and outside contact. The company's business scope covers the manufacture, sale and R&D of electronic products. (Business location: Shenzhen, China). From October 1991 to October 2001, she acted as the general manager of APSI (SHENZHEN) INDUSTRIAL COMPANY handling various routine tasks. The company specializes in the manufacture and sale of electronic products as well as import & export business. (Business location: Shenzhen, China). Being the director of Shenzhen Guonuo Industrial Co., Ltd in June 2001, she acts as the executive deputy general manager from November 2001 till now with responsibility for daily round and administration management. (Business location: Shenzhen, China).

Charles Shao, male, was born on April 27th 1963 and graduated from EE Department of Tsinghua University in July, 1985. From Oct. 1997 to April 1999, he was funding Team member of Netscreen Technologies, Inc. (Business location: Santa Clare, California, USA), being operation director and manufacture director, responsible for company set up and product production. From April 1999 to June 2002, founder of ServGate Technologies, Inc. (Business location: Mipitas, California, USA), being VP engineering, developed network security products. From July 2002 till now, being founder and CTO of EPIN Technologies Inc., (Business location: Beijing, China), responsible for the R&D of broadband wireless data products, wireless network products, PHS and GSM terminal products, MP3 products, etc.

  Zeolite has not been a party to any transaction since the beginning of Zeolite's fiscal year nor is Zeolite a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially more than five percent of Zeolite's common stock and any member of the immediate family of any of the foregoing other than as described above.

  None of the following have been or are currently indebted to Zeolite since the beginning of Zeolite's last fiscal year: any director of executive officer of Zeolite; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

  Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish Zeolite with copies of all Securities 16(a) forms they filed. Based on review, Brandys and Hopper, persons that constituted Zeolite's officers, directors and owners of 10% or more of the outstanding shares of common stock, filed their Forms 3, 4 or 5 with the Securities and Exchange Commission. Messrs. Wang, Wu, Peng and Shao have not filed their Forms 3, 4 or 5 but will do so upon appointment as officers and directors of Zeolite.

  None of the officers, directors or director nominees, or owners of 10% or more of the common stock of Zeolite have had any of the relationships described in Item 404(b) of Reg. S-K.

  Zeolite has an audit committee comprised of its officers and directors. Zeolite does not have a nominating or compensation committee of the board of directors, or committees performing similar functions. There were no meetings of the board of directors during the last twelve months other than one meeting to approve the Agreement. The meeting occurred on August 14, 2004. All directors participated therein. All actions taken by the board were taken without a meeting and a record of such was signed by each member.

  The following table sets forth the compensation paid to Zeolite's officers during fiscal 2004, 2003 and 2002. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
						Securities
				Other Annual	Restricted	Underlying	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Stock	Options / SARs	Payouts	Compensation
Position [1]	Year	($)	($)	($)	Award(s) ($)	(#)	($)	($)

Alan Brandys	2004	0	0	0	0	0	0	0
President	2003	0	0	0	0	0	0	0
Director	2002	0	0	0	0	0	0	0

Douglas Hopper	2004	0	0	0	0	0	0	0
Secretary	2003	0	0	0	0	0	0	0
Director	2002	0	0	0	0	0	0	0

[1]     All compensation received by the officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of Zeolite's officers and directors.

Zeolite does not expect to pay salaries to any of our officers until such time as it generates sufficient revenues to do so.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2004.

Long-Term Incentive Plan Awards

Zeolite does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, Zeolite's stock price, or any other measure.

Compensation of Directors

Zeolite does not intend to pay any compensation to its directors until such time as it is profitable to do so. As of the date hereof, Zeolite has not entered into employment contracts with any of its officers, and does not intend to enter into any employment contracts until such time as it profitable to do so.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, Zeolite may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in Zeolite's best interest. In certain cases, Zeolite may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Zeolite must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, Zeolite is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Zeolite has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED:   September 10, 2004

ZEOLITE MINING CORPORATION

BY:	/s/ Alan Brandys
Alan Brandys, President, Principal Executive Officer, Treasurer, Principal Accounting Officer and Principal Financial Officer